Exhibit 107

Calculation of Filing Fee Tables

S-1

(Form Type)

AIXIN LIFE INTERNATIONAL, INC.

(Exact Name of Registrant as Specified in its Charter)

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price(1)	Fee Rate	Amount of Registration Fee(2)
Fees to Be Paid	Equity	Common Stock, $0.00001 par value per share(3)	457(o)		$4.00	$28,750,000	$110.20 per million	$3,168.25
Fees Previously Paid	Equity	Common Stock, $0.00001 par value per share(3)	457(o)			$57,500,000	$110.20 per million	$6,336.50
Fees to Be Paid	Equity	Common Stock, $0.00001 par value per share, underlying underwriter’s warrants(3)	457(o)		$4.40	$2,530,000	$110.20 per million	$278.806
Fees Previously Paid	Equity	Common Stock, $0.0001 par value per share, underlying underwriter’s warrants(3)	457(o)			$4,600,000	$110.20 per million	$506.92
Total Offering Amounts						$31,280,000		$3,447.056
Total Fees Previously Paid						$62,100,000		6,843.42
Net Fee Due						0		0

(1)	The registration fee for securities is based on an estimate of the Proposed Maximum Aggregate Offering Price of the securities, assuming the sale of the maximum number of shares at the highest expected offering price, and such estimate is solely for the purpose of calculating the registration fee pursuant to Rule 457(o). Includes the offering price attributable to 937,500 additional shares of common stock that the underwriters have the option to purchase to cover over-allotments, if any.

(2)	Calculated pursuant to Rule 457(o) under the Securities Act, based on an estimate of the proposed maximum aggregate offering price.

(3)	In accordance with Rule 416(a), we are also registering an indeterminate number of additional shares of common stock that shall be issuable pursuant to Rule 416 to prevent dilution resulting from share splits, share dividends or similar transactions.